1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JANE A. KANTER

jane.kanter@dechert.com
+1 202 261 3302 Direct
+1 202 261 3002 Fax

November 15, 2012

VIA EDGAR

Mr. Chad D. Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Munder Series Trust (“Registrant”)

File No. 333-102943

Dear Mr. Eskildsen:

This letter responds to comments you provided to Amy Eisenbeis and David Rumph of Munder Capital Management (“MCM”) and Jane A. Kanter and Philip T. Hinkle of Dechert LLP (“Dechert”) in a telephonic discussion on October 12, 2012 in connection with your review, pursuant to the Sarbanes-Oxley Act of 2002, of certain recent filings of Registrant.  We have summarized your comments below, followed by Registrant’s responses.

1.             SEC Staff Comment:  The SEC staff notes that the series and class identifiers for the Munder Asset Allocation Fund — Balanced (series 2725) and Munder Large-Cap Growth Fund (series 2748), which are no longer in operations, should be marked “inactive” in the EDGAR filing system.

Response:  MCM arranged for the relevant series and class identifiers to be marked inactive on October 12, 2012.

2.             SEC Staff Comment:  The SEC staff notes that the Funds’ Form N-SAR that was filed with the SEC for the period ended June 30, 2012 did not include the Accountant’s Report on Internal Control as required under Sub-Item 77B of Form N-SAR.  Please file an amended Form N-SAR for that period that includes the required Accountant’s Report on Internal Control as an exhibit as required under Sub-Item 77B of Form N-SAR and provide the SEC staff with a supplemental explanation as to why the Report was not included in the filing.

Response:  The Accountant’s Report on Internal Control was issued in connection with preparing Registrant’s Form N-SAR for the period.  The Accountant’s Report on Internal Control was inadvertently omitted from the filing.  An amended N-SAR including the required Accountant’s Report on Internal Control as an exhibit is expected to be filed on or around November 15, 2012.

3.             SEC Staff Comment:  The SEC staff notes that Registrant discloses that certain series of Registrant (“Funds”) utilize a State Street money market fund as a sweep vehicle for cash balances and certain Funds may invest in exchange-traded funds (“ETFs”) and business development companies (“BDCs”) (together, “Acquired Funds”).  Please confirm that all fees and expenses incurred indirectly by the Funds as a result of investment in shares of one or more Acquired Funds (“acquired fund fees and expenses”) are considered for purposes of determining whether each Fund should include a separate subcaption on its prospectus Fee Table in accordance with the Instruction 3(f) to Item 3 of Form N-1A.

Response:  Registrant confirms that each Munder Fund follows the instructions to Item 3 of Form N-1A in calculating its acquired fund fees and expenses to disclose in the expense table of its prospectus.  Registrant monitors acquired fund fees and expenses on an ongoing basis and includes a separate subcaption on the Fee Table for acquired fund fees and expenses as required under Instruction 3(f) to Item 3 of Form N-1A.

To the extent the aggregate acquired fund fees and expenses associated with the cash sweep vehicle, ETFs, BDCs or other qualifying investment companies is equal to or greater than 0.01% of the average assets of a Fund, the appropriate disclosures are made in the Fund’s prospectus.  Registrant notes that, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, if acquired fund fees and expenses do not exceed 0.01% of the average assets of a Fund, Registrant includes acquired fund fees and expenses in the expenses disclosed under the “Other Expenses” subcaption in lieu of including a separate subcaption on the Fee Table.

4.             SEC Staff Comment:  The SEC staff notes that the information set forth in footnotes (a), (b) and (d) to the Fee Table in Munder Index 500 Fund’s prospectus, and in similar footnotes in certain other Funds’ prospectuses, appears not to be required or permitted under Item 3 of Form N-1A.  In accordance with general instruction 3(b) to Form N-1A, this disclosure should not be included with the information required under Item 3 and should be included instead in a different section of the relevant Funds’ prospectuses.

Response:  Registrant notes that footnotes (a), (b) and (d) to the Fee Table relate to the sales charges and 12b-1 fees shown in the Fee Table.

Footnotes (a) and (b) relate to certain features of the sales charges imposed on certain transactions in Class A and B shares of the Fund.  Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote because it only applies to a limited number of shareholders based on their particular circumstances.  Registrant also believes that it is appropriate to explain that the deferred sales charge on Class B declines from 3.00% to 0.00% over time.  In addition, the Registrant believes that the content of footnotes (a) and (b) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges.

Footnote (d) states that under the Fund’s Distribution Agreement, Rule 12b-1 fees are limited to 0.50% of the average daily net assets of the Fund attributable to its Class R shares.  Currently, although the Fund’s Distribution and Service Plan permits the Registrant to pay 12b-1 fees of up to 1.00% on Class R shares’ average daily net asset value, by contract between the Registrant and its unaffiliated distributor (i.e., Funds Distributor, LLC), Rule 12b-1 fees are limited to 0.50% on Class R shares’ average daily net asset value.

The Registrant believes that footnotes (a), (b) and (d) are necessary to provide complete and correct disclosure to shareholders of the applicable classes and that inclusion of these footnotes is necessary in order to describe the fees that an applicable investor might pay in a way that is not misleading.  Therefore, Registrant respectfully declines to amend this disclosure.

5.             SEC Staff Comment:  The SEC staff notes that the Statement of Assets and Liabilities in the Annual Report for the period ended June 30, 2012 (“Annual Report”) of the Munder Bond Fund (“Statement of Assets and Liabilities”) references a $300,000 deposit for credit default swaps held for the benefit of a broker of the Bond Fund and includes a line item for unrealized capital appreciation or depreciation on swap transactions entitled “Net unrealized appreciation of securities, futures contracts and credit default swap contracts.”  Please inform the staff if there were open credit default swaps as of the date of the Statement of Assets and Liabilities.  If not, please explain the reason that the Bond Fund maintains deposits with brokers for credit default swaps and whether the line item is appropriate.  If there were, please explain whether the appropriate disclosures were included in the Bond Fund’s Annual Report.

Response:  The Bond Fund regularly held positions in one or more credit default swaps during the fiscal year ended June 30, 2012.  However, the Bond Fund did not hold a position in any credit default swaps on its financial reporting date of June 30, 2012.

As an operational policy, the Bond Fund maintains a deposit for the benefit of brokers to facilitate credit default swap trades when they occur.  Because the Bond Fund maintained such a deposit on June 30, 2012, the deposit was disclosed as a line item in the Statement of Assets and Liabilities.

Since the Bond Fund did not have any outstanding credit default swaps as of June 30, 2012, (i) none of the disclosures required by FAS 161 (Topic 815) as it pertains to credit default swaps held on the balance sheet date were applicable, but disclosures related to credit default swap activity during the fiscal year were applicable and were included in the Annual Report; and (ii) credit default swaps make up none of the unrealized appreciation shown in the Net Assets Consist Of section of the Statement of Assets and Liabilities.  To avoid the potential for confusing users of the financial statements going forward, only investments held on the balance sheet date will be listed in the caption, regardless of the activity shown in the Statement of Operations.

6.             SEC Staff Comment:  The Management’s Discussion of Fund Performance (“MDFP”) section of the Munder Growth Opportunities Fund’s Annual Report states that the Fund underperformed its benchmark by 6%.  In light of the Fund’s performance compared to the Fund’s benchmark, please explain why it is appropriate that the MDFP lists the top five contributors to the Fund’s performance before discussing the five most significant detractors from the Fund’s performance.

In addition, many Funds did not have a discussion of the overall strategies that affected Fund performance as required under Item 27(b)(7)(i) other than a discussion of the performance of the Funds’ top five contributors and five most significant detractors.  Please explain whether Registrant believes this is sufficient disclosure.

Response:  The MDFP for each Fund includes a discussion of (i) the top five contributors to and (ii) the top five most significant detractors from Fund performance in that order consistently across all Funds immediately following a statement disclosing the Fund’s performance compared to its benchmark.  Moreover, each Fund’s MDFP discloses an equal number of contributors to and detractors from Fund performance.  In this regard, Registrant does not believe that the order of the top five contributors and five most significant detractors is misleading.

Registrant also notes that Item 27(b)(7)(i) of Form N-1A provides Registrant discretion to determine (i) the factors that materially affected the Funds’ performance and should be disclosed in the MDFP and (ii) the most appropriate order in which to discuss such factors.  Registrant believes that the MDFP for each Fund presents sufficient relevant and necessary information and complies with the requirements of Item 27(b)(7)(i) of Form N-1A.

7.             SEC Staff Comment:  The Munder Growth Opportunities Fund’s Annual Report states that the Fund paid out to shareholders approximately $23 million in long-term capital gains for the period despite the existence of sizable capital loss carryforwards.  Please explain why the capital loss carryforwards were not used to offset the long-term capital gains distribution.

Response:  The Growth Opportunities Fund paid a long-term capital gain distribution during the fiscal year ended June 30, 2012 of $22.9 million, while in the same year $240.8 million in capital loss carryforwards expired unused.  The reason the Fund had a required distribution despite the existence of sizeable loss carryforwards is due to unrealized built-in-gains that the Fund acquired through its acquisition of the Munder Energy Fund on April 8, 2011.  On April 8, 2011, the Energy Fund had unrealized built-in-gains that exceeded the Energy Fund’s loss carryforwards.  When the securities with the built-in-gains were subsequently sold by the Growth Opportunities Fund and gains were realized, the Growth Opportunities Fund’s pre-merger loss carryforwards could not be used to offset the realized built-in-gains due to limits imposed by Internal Revenue Code Section 384.  These gains were therefore required to be distributed by December 31, 2011 in order to comply with excise tax rules applicable to registered investment companies.

8.             SEC Staff Comment:  The financial statements included in the Annual Reports for the Munder Integrity Mid-Cap Value Fund, the Munder Integrity Small/Mid-Cap Value Fund, the Munder Large-Cap Value Fund and the Munder Micro-Cap Equity Fund state that each of these Funds had significant investments in the “financials sector” as of June 30, 2012.  The SEC staff believes that disclosure regarding these investments should be included in the principal investment strategy and principal investment risk sections of the Funds’ prospectuses.

Response:  Large-Cap Value Fund included disclosure regarding sector focus in the principal investment strategy and principal investment risk sections of its prospectus dated October 29, 2011, as supplemented, and Micro-Cap Equity Fund included disclosure regarding sector focus in the principal investment strategy section of its prospectus dated October 29, 2011, as supplemented.  The Integrity Mid-Cap Value Fund and the Integrity Small/Mid-Cap Value Fund commenced operations on July 1, 2011, and therefore had a limited history as of October 29, 2011. In connection with Registrant’s October 26, 2012 annual update to its Registration Statement, Registrant (i) revised the disclosure in the prospectuses of Large-Cap Value Fund and Micro-Cap Equity Fund for consistency and (ii) incorporated similar disclosure into the principal investment strategy and principal investment risk sections of the prospectuses of the Integrity Mid-Cap Value Fund and the Integrity Small/Mid-Cap Value Fund.

9.             SEC Staff Comment:  The financial statements included in the Annual Report for Integrity Mid-Cap Value Fund reference a receivable from MCM as of June 30, 2012.  Please confirm that the receivable relates to the Fund’s expense limitation agreement with MCM (“Expense Limitation Agreement”).  In addition, the Integrity Mid-Cap Value Fund’s Annual Report disclosure states that the advisory fee paid by the Fund to MCM under the Fund’s investment advisory agreement with MCM (“Advisory Agreement”) is payable daily.  Please confirm that the advisory fee payments and expense reimbursement payments are applied on a consistent basis.

Response:  The receivable from MCM as of June 30, 2012 is related directly to the Expense Limitation Agreement.  Pursuant to the Expense Limitation Agreement, MCM waives the investment advisory fees payable by the Integrity Mid-Cap Value Fund and, in addition, reimburses other expenses paid by the Fund.  The manner in which the Fund accounts for the waiver of advisory fees is to record both a payable to MCM and a receivable from MCM in the amount of the advisory fees on a daily basis.  No cash payments are made by the Fund to MCM.  For expenses other than the advisory fee, the Fund both accrues for these expenses and records a receivable from MCM in the amount necessary to comply with the Expense Limitation Agreement on a daily basis.  The Fund pays these expenses as they become due and MCM reimburses the Fund as payments are made.

10.          SEC Staff Comment:  The Annual Report for Munder International Small-Cap Fund discloses the ability of MCM to recoup payments and waive fees under a fee waiver and expense payment reimbursement agreement (“Reimbursement Agreement”) for a period of three years after MCM pays or waives fees on behalf of the Fund and the aggregate amount subject to recoupment.  Please disclose the amounts subject to recoupment under the Reimbursement Agreement broken down by expiration date.

Response:  The amount disclosed in the Annual Report as eligible for recoupment under the Reimbursement Agreement was $1,131,694, of which $363,953 expires in 2013, $454,688 expires in 2014 and $313,053 expires in 2015.  Similar disclosure of the expiration schedule of amounts eligible for recoupment under the Reimbursement Agreement will be included in subsequent Annual and Semi-Annual Reports.

11.          SEC Staff Comment:  The Munder Large-Cap Value Fund’s prospectus defines “large-capitalization” companies as “those companies with market capitalizations within the range of companies included in the Russell 1000® Index ($383 million to $353.5 billion as of September 30, 2011).”  The SEC Staff questions whether $383 million is too low a level for a large-capitalization company.  Please address.  Please also provide in a supplemental response the percentage of the Large-Cap Value Fund’s assets that were invested in companies with market capitalizations in excess of $5 billion as of June 30, 2012.

Response:  Registrant believes that the Russell 1000® Index is a reasonable reference point for defining large-capitalization companies.  Russell Investments, creator of the Russell 1000® Index, describes the Index as a “large-cap” company index:

The Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe.  It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership.  The Russell 1000 represents approximately 90% of the U.S. market.

The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.(1) (emphasis added).

As of June 30, 2012, 92.1% of the Fund’s equity investments were invested in companies with market capitalizations of $5 billion or more.

If you have any further comments or questions, please contact me at (202) 261-3302 or Philip T. Hinkle at (202) 261-3460.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

cc:	Amy Eisenbeis
Francine S. Hayes

(1)           See http://www.russell.com/Indexes/data/fact_sheets/us/Russell_1000_Index.asp.